Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-165869
PROSPECTUS
3,708,922 shares
Common Stock

     The selling stockholder may offer and sell up to 3,708,922 shares of our common stock from time to time to or through underwriters, brokers, dealers or other agents, or directly to purchasers, in one or more market transactions or private transactions at prevailing market or at negotiated prices. As more fully described in this prospectus, the selling stockholder is subject to contractual restrictions on the number of shares of our common stock that it may sell at any point in time without the prior consent of our board of directors.
     We will not receive any proceeds from the sale, if any, of shares of our common stock by the selling stockholder.
     Shares of our common stock are traded on The NASDAQ Global Select Market under the symbol “KALU.” On July 9, 2010, the closing price of our common stock was $37.52 per share.

     Investing in our common stock involves certain risks. See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are incorporated by reference herein, and, if applicable, in our subsequent annual, quarterly or current reports, and in any prospectus supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 9, 2010.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	3
KAISER ALUMINUM CORPORATION	3
WHERE YOU CAN FIND MORE INFORMATION	3
INCORPORATION BY REFERENCE	4
FORWARD-LOOKING STATEMENTS	4
USE OF PROCEEDS	5
SELLING STOCKHOLDER	6
DESCRIPTION OF CAPITAL STOCK	6
CERTAIN RESTRICTIONS ON TRANSFER	13
AGREEMENTS RELATING TO THE UNION VEBA TRUST	14
PLAN OF DISTRIBUTION	16
CERTAIN LEGAL MATTERS	17
EXPERTS	17

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the website of the Securities and Exchange Commission or at the offices of the Securities and Exchange Commission mentioned under the heading “Where You Can Find More Information.”

     In this prospectus, (1) all references to “the Company,” “we,” “us” and “our” refer to Kaiser Aluminum Corporation and its subsidiaries, unless the context otherwise requires or where otherwise indicated; (2) all references to the “Union VEBA Trust” refer to the voluntary employees’ beneficiary association trust that provides benefits for certain eligible retirees represented by certain unions and their spouses and eligible dependents; and (3) all references to the “USW” refer to the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO, CLC.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a shelf registration process. Under the shelf registration process, the selling stockholder may sell from time to time, in one or more offerings, up to 3,708,922 shares of our common stock. This prospectus provides you with a general description of our common stock that the selling stockholder may offer. You should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the information incorporated by reference as described below under the heading “Incorporation by Reference.”
     You should rely only on the information provided in this prospectus or and in any prospectus supplement, including the information incorporated by reference. Neither we nor the selling stockholder have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholder are making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or other offering materials is accurate at any date other than the date indicated on the cover page of these documents.
KAISER ALUMINUM CORPORATION
     Our primary line of business is the production of semi-fabricated specialty aluminum products. Our consolidated net sales were approximately $1.0 billion in 2009.
     Our business was founded in 1946, and at the date of this prospectus, we operate nine production facilities in the United States and one in Canada. Through these facilities, we manufacture rolled, extruded, drawn and forged aluminum products within three end use categories consisting of aerospace and high strength products, general engineering products and custom automotive and industrial products. Through our North American production facilities, we produced and shipped approximately 429 million pounds of semi-fabricated aluminum products in 2009, which comprised 91% of our total consolidated net sales.
     We have long-standing relationships with our customers, which include leading aerospace companies, automotive suppliers and metal distributors. We strive to tightly integrate the management of operations across our multiple production facilities, product lines and target markets in order to maximize the efficiency of product flow to our customers. In our served markets, we seek to be the supplier of choice by pursuing “Best in Class” customer satisfaction and offering a broad product portfolio.
     Kaiser Aluminum Corporation is a holding company, and our subsidiaries conduct all of our operations and own substantially all of our assets.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and, for a fee, copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain the documents that we file electronically from the SEC’s website at http://www.sec.gov. Our filings with the SEC are also available on our website at http://www.kaiseraluminum.com. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to invest in our securities.
     We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect a copy of the registration statement at the SEC’s Public Reference Room, as well as through the SEC’s website or our website.

INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that is part of this prospectus or any prospectus supplement that speaks as of a later date than any other information that is part of this prospectus or any prospectus supplement updates or supersedes such other information. We incorporate by reference in this prospectus the documents listed below and any documents or portions thereof that we file with the SEC on or after July 9, 2010 under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, and prior to the termination of the offering covered by this prospectus.
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Current Reports on Form 8-K filed on January 19, 2010, January 21, 2010, March 9, 2010, March 24, 2010, March 29, 2010, March 30, 2010, April 2, 2010, April 15, 2010, June 1, 2010 and June 10, 2010; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed on July 6, 2006 (File No. 000-52105).
     You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing us at the following address:
Investor Relations Department
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, California
92610-2831
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein contain statements which constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative of the foregoing or other variations or comparable terminology, or by discussions of strategy. These statements are based on the beliefs and assumptions of our management based on information available to management at the time such statements are made. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. These factors include:
•	the effectiveness of management’s strategies and decisions;

•	general economic and business conditions, including cyclicality and other conditions in the aerospace and other end markets we serve;

•	developments in technology;

•	new or modified statutory or regulatory requirements;

•	changing prices and market conditions; and

•	other factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are incorporated by reference herein, and, if applicable, in our subsequent annual, quarterly or current reports, and in any prospectus supplement accompanying this prospectus.

No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements. Readers are urged to consider these factors carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements.
USE OF PROCEEDS
     We will not receive any proceeds from any sales of the shares of our common stock by the selling stockholder pursuant to this prospectus.

SELLING STOCKHOLDER
     This prospectus relates to the possible resale of up to 3,708,922 shares of our common stock by the Union VEBA Trust. The Union VEBA Trust received these shares of our common stock upon our emergence from chapter 11 bankruptcy. The following table presents information regarding the number of shares of our common stock beneficially owned by the Union VEBA Trust as of July 9, 2010 and assuming the sale of all 3,708,922 shares of our common stock offered pursuant to this prospectus. The percentage of beneficial ownership is calculated on the basis of 19,216,413 shares of our common stock outstanding as of July 9, 2010.

Beneficial Ownership Upon
Beneficial Ownership of			Completion of this Offering
Selling Stockholder			(Assuming all Shares
Before this Offering		Number of Shares	Offered are Sold) (1)
Number of Shares	Percent	Being Offered	Number of Shares	Percent
3,708,922	19.3%	3,708,922	0	0%

(1)	We do not know when or in what amounts the selling stockholder may offer shares of our common stock for sale. Subject to the terms of the Stock Transfer Restriction Agreement described below, the selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholder might not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering.
     The information in this prospectus regarding the selling stockholder is based on the information reported on the Amendment No. 2 to Schedule 13G filed by the Union VEBA Trust on February 16, 2010 and other information provided by the Union VEBA Trust. The trustees of the Union VEBA Trust are Thomas F. Duzak, James E. McAuliffe, Jr., Jason Walsh and Jim Woodward. Pursuant to a Prohibited Transaction Exemption, or the PTE, that has been granted by the U.S. Department of Labor, the trustees of the Union VEBA Trust are required to have an independent fiduciary in place to act with respect to the shares of our common stock. Independent Fiduciary Services, Inc., or IFS, has been appointed as the independent fiduciary of the Union VEBA Trust pursuant to the Employee Retirement Income Security Act, or ERISA. Pursuant to the trust agreement governing the Union VEBA Trust, a separate engagement letter and the PTE, IFS has discretionary authority with respect to the disposition and voting of the shares of our common stock. Although IFS is granted exclusive voting and dispositive power over the shares of our common stock pursuant to the trust agreement, engagement letter and the PTE, the Union VEBA Trust is deemed to share voting and dispositive power with IFS due to the Union VEBA Trust’s right to replace IFS as its independent fiduciary under such agreements. Final approval for actions by IFS regarding the Union VEBA is made through IFS’s investment committee which, with respect to the Union VEBA Trust, is comprised of the following individuals acting on behalf of IFS: Francis X. Lilly, Chief Executive Officer, and Edward D. Patchett, Jr., Managing Director and Senior Vice President.
     We have entered into certain agreements relating to the Union VEBA Trust. These agreements are described below under the heading “Agreements Relating to the Union VEBA Trust.” Under the Stock Transfer Restriction Agreement, the selling stockholder generally cannot, without the consent of our board of directors, sell more than 1,321,485 shares of our common stock during any 12-month period. Currently, under these restrictions, the Union VEBA Trust is limited to the sale of 184,942 shares prior to March 24, 2011. For purposes of the table above, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.
     The selling stockholder has confirmed to us that it is not a broker-dealer or an affiliate or a broker-dealer within the meaning of U.S. securities laws.
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of June 28, 2010, there were 19,216,413 outstanding shares of our common stock. There are no outstanding shares of preferred stock.
     As required by chapter 11 of title 11 of the U.S. Code, or the Bankruptcy Code, our certificate of incorporation, as amended and restated upon our emergence from chapter 11 bankruptcy in July 2006, provides that the Company will not issue nonvoting equity securities; however, under the amended and restated certificate of incorporation such restriction will (1) have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code, (2) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company, and (3) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect.

     The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by the full text of our certificate of incorporation and bylaws and of the applicable provisions of Delaware law.
Common Stock
     Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for payment of dividends.
     Commencing June 2007, our board of directors initiated the declaration of regular quarterly cash dividends to holders of our common stock, including the holders of restricted stock issued under our equity and performance incentive plan. Such dividend declarations also result in the payment of dividend equivalents to the holders of restricted stock units and the holders of performance shares (with respect to one half of the performance shares) issued under our equity and performance incentive plan. Dividends declared were $.18 per share of our common stock per quarter until June 2008, at which time our board of directors increased the quarterly cash dividend to $.24 per share of our common stock per quarter. Total cash dividends (and dividend equivalents) paid in 2009, 2008 and 2007 were $.96 per share (or $19.6 million), $.84 per share (or $17.2 million) and $.36 per share (or $7.4 million), respectively. Total cash dividends (and dividend equivalents) paid in the first half of 2010 were $.48 per share (or $9.6 million).
     Future declaration and payment of dividends, if any, will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, cash requirements, future prospects and other factors. We can give no assurance that any dividends will be declared or paid in the future. Our revolving credit facility restricts our ability to pay any dividends and to repurchase shares of our common stock. More specifically, under our revolving credit facility, we are permitted to pay cash dividends and repurchase common stock during any fiscal year generally only up to an aggregate amount not to exceed (1) $50.0 million if our borrowing availability is equal to or greater than $150.0 million and (2) $25.0 million if either (a) our borrowing availability is less than $150.0 million but equal to or greater than $100.0 million, or (b) (i) our borrowing availability is less than $100.0 million but equal to or greater than $50.0 million, and (ii) our fixed charges coverage ratio is greater than 1.1 to 1.0. However, we are permitted to pay cash dividends and repurchase common stock without limitation when there are no loans outstanding under our revolving credit facility.
     Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. Holders of our common stock do not have subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Preferred Stock
     Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.
     Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to issue preferred shares and to fix before issuance the number of preferred shares to be issued and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of the preferred shares, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

     The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:
•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of our common stock.
Anti-takeover Effects of Our Certificate of Incorporation, Our Bylaws and Contractual Arrangements
     Certain provisions of our certificate of incorporation and bylaws, and of our contractual arrangements with the USW, may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids, and certain of them are also intended to encourage a person seeking to acquire control of the Company to first negotiate with us. We believe that these measures, many of which are substantially similar to the anti-takeover related measures in effect for numerous other publicly held companies, enhance our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the Company, providing benefits that outweigh the disadvantages of discouraging such proposals because, among other things, such negotiation could improve the terms of such a proposal and protect the stockholders from takeover bids that the board of directors has determined to be inadequate. A description of these provisions is set forth below.
Classified Board of Directors
     Our certificate of incorporation divides our board of directors into three classes of directors serving staggered three year terms. The existence of a classified board will make it more difficult for a third party to gain control of our board of directors by preventing the third party from replacing a majority of the directors at any given meeting of stockholders.
Removal of Directors and Filling Vacancies in Directorships
     Our certificate of incorporation and bylaws provide that directors may be removed by the stockholders, with or without cause, only at a meeting of stockholders and by the affirmative vote of the holders of at least 67% of our stock generally entitled to vote in the election of directors. Our certificate of incorporation and bylaws provide that any vacancy on our board of directors or newly created directorship may be filled solely by the affirmative vote of a majority of the remaining directors then in office or by a sole remaining director, and that any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director’s successor has been elected and qualified. The limitations on the removal of directors and the filling of vacancies may deter a third party from seeking to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.
Stockholder Action and Meetings of Stockholders
     Our certificate of incorporation and bylaws provide that special meetings of the stockholders may only be called by the chairman of our board of directors, our chief executive officer or our president, or by the secretary of the Company within ten calendar days after the receipt of the written request of a majority of the total number of directors (assuming no vacancies), and further provide that, at any special meeting of stockholders, the only business that may be considered or conducted is business that is specified in the notice of such meeting or is otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the directors (assuming no vacancies), effectively precluding the right of the stockholders to raise any business at any special meeting. Our certificate of incorporation also provides that the stockholders may not act by written consent in lieu of a meeting.

Advance Notice Requirements for Stockholder Proposals
     Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders provide timely notice in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60, nor more than 90, calendar days prior to the first anniversary date of the date on which we first mailed proxy materials for the prior year’s annual meeting of stockholders, except that, if there was no annual meeting in the prior year or if the annual meeting is called for a date that is not within 30 calendar days before or after that anniversary, notice must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting and the 10th calendar day following the date on which public disclosure of the date of the annual meeting is first made. Our bylaws also specify requirements as to the form and substance of notice. These provisions may make it more difficult for stockholders to bring matters before an annual meeting of stockholders.
Director Nomination Procedures
     Nominations in Accordance with Our Bylaws
     Our bylaws provide that the nominations for election of directors by the stockholders will be made either by or at the direction of our board of directors or a committee thereof, or by any stockholder that is a stockholder of record at the time it gives the notice of nomination and that is entitled to vote for the election of directors at the annual meeting at which such nomination is made. The bylaws require that stockholders intending to nominate candidates for election as directors provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60, nor more than 90, calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders, except that, if there was no annual meeting during the prior year or if the annual meeting is called for a date that is not within 30 calendar days before or after that anniversary, notice by stockholders to be timely must be delivered not later than the close of business on the later of the 90th calendar day prior to the annual meeting and the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. Our bylaws also specify requirements as to the form and substance of notice. These provisions of our bylaws make it more difficult for stockholders to make nominations of directors.
     Nominating and Corporate Governance Committee
     Our nominating and corporate governance committee is responsible for recommending to the board of directors director nominee candidates to be submitted to the stockholders for election at each annual meeting of stockholders. In accordance with this responsibility, the committee has adopted policies regarding the consideration of candidates for a position on our board of directors, including the procedures by which stockholders may propose candidates directly to the committee for consideration. Such policies provide an alternative to the rights granted to the stockholders by law and pursuant to our bylaws. These policies provide that a single stockholder or a group of stockholders that has beneficially owned more than 5% of the then outstanding common stock for at least one year as of the date of recommendation of a director candidate will be eligible to propose a director candidate to the nominating and corporate governance committee for consideration and evaluation by notice to such committee in accordance with such policies, including timely notice. To be timely, a stockholders notice must be received by the nominating and corporate governance committee not less than 120, nor more than 150, calendar days prior to the first anniversary of the date on which we first mailed proxy materials for the prior year’s annual meeting of stockholders, except that, if there was no annual meeting in the prior year or if the annual meeting is called for a date that is not within 30 calendar days before or after that anniversary, notice must be received by the nominating and corporate governance committee no later than the close of business on the 10th calendar day following the date on which public disclosure of the date of the annual meeting is first made, unless such public disclosure specifies a different date. The policies also provide that any such candidate must (1) be independent in accordance with independence criteria set forth in the NASDAQ Marketplace Rules and other applicable criteria of the Financial Industry Regulatory Authority, which we refer to collectively as the general independence criteria, (2) may not, other than as a member of our board of directors or a committee thereof, accept any consulting, advisory or other compensatory fee from us or our subsidiaries (other than the fixed amounts of compensation under a retirement plan for prior service, provided such compensation is not contingent on continued service), and (3) may not be affiliated with us or any of our subsidiaries. Further, these policies establish criteria to be used by such committee to assess whether a candidate for a position on our board of directors has appropriate skills and experience. In addition, the USW will be able to nominate director candidates in accordance with the Director Designation Agreement described below.
     Director Designation Agreement with the USW
     On July 6, 2006, we entered into a Director Designation Agreement with the USW under which the USW was granted certain rights to designate for nomination individuals to serve on our board of directors and committees until December 31, 2012. On January 19, 2010, we agreed with the USW to extend its rights under the Director Designation Agreement until September 30, 2015. Under the Director Designation Agreement, the USW has the right to designate for nomination the minimum number of candidates necessary to ensure that, assuming such candidates are elected by our stockholders, at least 40% of the members of our board of directors immediately following such election are directors who have been nominated by the USW in accordance with the Director Designation Agreement. The Director Designation Agreement contains requirements as to the timeliness, form and substance of the notice the USW must give to the nominating and corporate governance committee in order to nominate such candidates. The nominating and corporate governance committee will determine in good faith whether each candidate properly submitted by the USW satisfies the qualifications set forth in the Director Designation Agreement. If the nominating and corporate governance committee determines that such candidate satisfies the qualifications, the committee will, unless otherwise required by its fiduciary duties, recommend such candidate to our board of directors for inclusion in the slate of directors to be recommended by the board of directors in our proxy statement. The board of directors will, unless otherwise required by its fiduciary duties, accept the recommendation and include the director candidate in the slate of directors that the board of directors recommends.
     The Director Designation Agreement also provides that the USW will have the right to nominate an individual to fill a vacancy on the board of directors resulting from the death, resignation, disqualification or removal of a director nominated by the USW in accordance with the Director Designation Agreement. The Director Designation Agreement further provides that, in the event of newly created directorships resulting from an increase in the number of our directors, the USW will have the right to nominate the minimum number of individuals to fill such newly created directorships necessary to ensure that at least 40% of the members of the board of directors immediately following the filling of the newly created directorships are directors who have been nominated by the USW in accordance with the Director Designation Agreement. In each such case, the USW, the nominating and corporate governance committee and the board of directors will be required to follow the nomination and approval procedures described above.
     A candidate nominated by the USW may not be an officer, employee, director or member of the USW or any of its local or affiliated organizations as of the date of his or her designation as a candidate or election as a director. Each candidate nominated by the USW must satisfy:
•	the general independence criteria;

•	the qualifications to serve as a director as set forth in any applicable corporate governance guidelines adopted by the board of directors and policies adopted by the nominating and corporate governance committee establishing criteria to be utilized by it in assessing whether a director candidate has appropriate skills and experience; and

•	any other qualifications to serve as a director imposed by applicable law.
     Finally, the Director Designation Agreement provides that, so long as our board of directors maintains an audit committee, executive committee or nominating and corporate governance committee, each such committee will, unless otherwise required by the fiduciary duties of the board of directors, include at least one director nominated by the USW in accordance with the Director Designation Agreement (provided at least one such director is qualified to serve on such committee as determined in good faith by the board of directors).

Authorized but Unissued Shares
     Authorized but unissued shares of our common stock and preferred stock under our certificate of incorporation will be available for future issuance without stockholder approval, unless otherwise required pursuant to the rules of any national securities exchange or association on which our securities are traded from time to time. These additional shares will give our board of directors the flexibility to issue shares for a variety of proper corporate purposes, including in connection with offerings to raise additional capital or corporate acquisitions, without incurring the time and expense of soliciting a stockholder vote. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. In addition, any future issuance of shares of common stock or preferred stock, whether or not in connection with an anti-takeover measure, could have the effect of diluting the earnings per share, book value per share and voting power of shares held by our stockholders.
Supermajority Vote Requirements
     Delaware law provides generally that the affirmative vote, as a class, of the holders of a majority of each class of shares entitled to vote on any matter will be required to amend a corporation’s certificate of incorporation and that the affirmative vote of the holders of a majority of the shares present in person or represented by proxy identified to vote on any matter will be required to amend a corporation’s bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, require a vote by the holders of a greater number of shares. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 67% of the shares of our stock generally entitled to vote in the election of directors in order to amend, repeal or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws, as the case may be, relating to (1) the time and place of meetings of the stockholders, (2) the calling of special meetings of stockholders, (3) the conduct or consideration of business at meetings of stockholders, (4) the filling of any vacancies on the board of directors or newly created directorships, (5) the removal of directors, (6) the nomination and election of directors, (7) the ability of the stockholders to act by written consent in lieu of a meeting, or (8) the number and terms of directors.
Section 203 of the Delaware General Corporation Law
     Section 203 of the Delaware General Corporation Law, or DGCL, provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination” with the corporation for a three-year period following the time that such stockholder became an interested stockholder unless:
•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
     Except as otherwise specified in Section 203 of the DGCL, a “business combination” is defined to include:
•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     Except as otherwise specified in Section 203 of the DGCL, an “interested stockholder” is defined to include:
•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
     Under some circumstances, Section 203 of the DGCL makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL.
Limitation of Liability and Indemnification of Officers and Directors
     Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, which provides that a corporation may limit the personal liability of its directors for monetary damages for breach of that individual’s fiduciary duties as a director except for liability for any of the following:
•	a breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	certain unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
     Our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted or required by the DGCL, although, except with respect to certain actions, suits or proceedings to enforce rights to indemnification, a director or officer will only be indemnified with respect to any action, suit or proceeding such person initiated to the extent such action, suit or proceeding was authorized by the board of directors. Our certificate of incorporation also requires us to advance expenses incurred by a director or officer in connection with the defense of any action, suit or proceeding arising out of that person’s status or service as director or officer of the Company or as director, officer, employee or agent of another enterprise, if serving at our request. In addition, our certificate of incorporation permits us to secure insurance to protect us and any director, officer, employee or agent of the Company or any other corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.
     In addition, we have entered into indemnification agreements with each of our directors and executive officers containing provisions that obligate us to, among other things:
•	indemnify, defend and hold harmless the director or officer to the fullest extent permitted or required by Delaware law, except that, subject to certain exceptions, the director or officer will be indemnified with respect to a claim initiated by such director or officer against us or any other director or officer of the Company only if we have joined in or consented to the initiation of such claim;

•	advance prior to the final disposition of any indemnifiable claim any and all expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by the director or officer or which the director or officer determines is reasonably likely to be paid or incurred by him or her; and

•	utilize commercially reasonable efforts to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage that is at least substantially comparable in scope and amount to that provided by our policies of directors’ and officers’ liability insurance at the time the parties enter into such indemnification agreement.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.
CERTAIN RESTRICTIONS ON TRANSFER
     In order to reduce the risk that any change in our ownership would jeopardize the preservation of our federal income tax attributes, including net operating loss carryovers, for purposes of Sections 382 and 383 of the Internal Revenue Code, our certificate of incorporation, as amended and restated upon our emergence from chapter 11 bankruptcy in July 2006, prohibits certain transfers of our equity securities, which include our common stock, our preferred stock (subject to certain exceptions), warrants, rights and options to purchase such stock and other interests that would be treated as “stock” of the Company pursuant to the Treasury Regulations relating to Section 382 of the Internal Revenue Code until the date, referred to as the Restriction Release Date, that is the earliest of:
•	July 6, 2016;

•	the repeal, amendment or modification of Section 382 of the Internal Revenue Code in such a way as to render us no longer subject to the restrictions imposed by Section 382;

•	the beginning of a taxable year in which none of our income tax benefits in existence on July 6, 2006 are available or will be available;

•	the determination by the board of directors that the restrictions will no longer apply;

•	a determination by the board of directors or the Internal Revenue Service that we are ineligible to use Section 382(l)(5) of the Internal Revenue Code permitting full use of our income tax benefits existing on July 6, 2006; and

•	an election by us for Section 382(l)(5) of the Internal Revenue Code not to apply.
     Generally, our certificate of incorporation prohibits a transfer of our equity securities if either:
•	the transferor holds 5% or more of the total fair market value of all issued and outstanding equity securities, a 5% stockholder; or

•	as a result of such transfer, either (1) any person or group of persons would become a 5% stockholder, or (2) the percentage stock ownership of any 5% stockholder would be increased.
     These transfers are referred to as 5% Transactions. The restrictions on transfer will not apply, however, if:
•	the transferor or transferee obtains the prior written approval of the board of directors;

•	in the case of a 5% Transaction by any holder of equity securities (other than the Union VEBA Trust), prior to such transaction, the board of directors determines in good faith, upon request of the transferor or transferee, that the proposed transfer is a 5% Transaction:

•	which, together with any 5% Transactions consummated during the previous three years, represent aggregate 5% Transactions involving transfers of less than 45% of our equity securities issued and outstanding at the time of transfer; and

•	which, together with any 5% Transactions consummated during the previous three years and all 5% Transactions that the Union VEBA Trust may consummate without breach of the Stock Transfer Restriction Agreement, described below, during the three years following the time of transfer, represent, during any period of three consecutive years during the three years prior to the transfer and the three years after the transfer, aggregate 5% Transactions involving transfers of less than 45% of the equity securities issued and outstanding at the time of transfer; or
•	in the case of a 5% Transaction by the Union VEBA Trust, such 5% Transaction does not result in a breach of the Stock Transfer Restriction Agreement, so long as, contemporaneously with such 5% Transaction, the Union VEBA Trust delivers to our board of directors a written notice setting forth the number and type of equity securities involved in, and the date of, such 5% Transaction.
     Any approval or determination by the board of directors requires the affirmative vote of a majority of the total number of directors (assuming no vacancies). As a condition to granting any such approval or in connection with making any such determination, the board of directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the transferor or the transferee, which counsel must be reasonably acceptable to the board of directors, that the consummation of the proposed transfer will not result in the application of any limitation under Section 382 of the Internal Revenue Code on the use of the tax benefits described above taking into account any and all other transfers that have been consummated prior to receipt of the request relating to the proposed transfer, any and all other proposed transfers that have been approved by the board of directors prior to receipt of the request relating to the proposed transfer and any and all other proposed transfers for which the requests relating thereto have been received prior to receipt of the request relating to the proposed transfer.
     Each certificate representing our equity securities issued prior to the Restriction Release Date will contain a legend referring to these restrictions on transfer and any purported transfer of our equity securities in violation of such restrictions will be null and void. The purported transferee will be required to turn over the transferred securities, together with any distributions received by the purported transferee with respect to the transferred securities after the purported transfer, to an agent authorized to sell such securities, if it can do so, in arm’s-length transactions that do not violate such restrictions. If the purported transferee resold such securities prior to receipt of our demand that they be so surrendered, the purported transferee will generally be required to transfer the proceeds from such distribution, together with any distributions received by the purported transferee with respect to the transferred securities after the purported transfer, to the agent. Any amounts held by the agent will be applied first to reimburse the agent for its expenses, then to reimburse the transferee for any payments made by the purported transferee to the transferor, and finally, if any amount remains, to pay the purported transferor if possible. Any resale by the purported transferee will itself be subject to these restrictions on transfer.
AGREEMENTS RELATING TO THE UNION VEBA TRUST
Stock Transfer Restriction Agreement
     On July 6, 2006, in connection with our emergence from chapter 11 bankruptcy, we entered into a Stock Transfer Restriction Agreement with the trustee of the Union VEBA Trust. The Stock Transfer Restriction Agreement provides, in general, that, until the earliest of (1) July 6, 2016, (2) the repeal, amendment or modification of Section 382 of the Internal Revenue Code in such a way as to render us no longer subject to the restrictions imposed by Section 382, (3) the beginning of a taxable year in which none of our income tax benefits in existence on July 6, 2006 are available or will be available, (4) the determination by our board of directors that the restrictions will no longer apply, (5) a determination by the board of directors or the Internal Revenue Service that we are ineligible to use Section 382(l)(5) of the Internal Revenue Code permitting full use of our income tax benefits existing on July 6, 2006, and (6) an election by us for Section 382(l)(5) of the Internal Revenue Code not to apply, except as described below the trustee of the Union VEBA Trust will be prohibited from transferring or otherwise disposing of more than 15% of the total number of shares of common stock deemed to be issued pursuant to our chapter 11 plan of reorganization to the Union VEBA Trust in any 12 month period without the prior written approval of the board of directors in accordance with our certificate of incorporation. The number of shares of our common stock that generally may be sold by the Union VEBA Trust under the Stock Transfer Restriction Agreement during any 12 month period is 1,321,485. Pursuant to the Stock Transfer Restriction Agreement, the directed trustee of the Union VEBA Trust expressly acknowledged and agreed to comply with the restrictions on the transfer of our securities contained in our certificate of incorporation.
Registration Rights Agreement
     On July 6, 2006, we entered into the Registration Rights Agreement with the directed trustee of the Union VEBA Trust and certain parties. The Registration Rights Agreement provides the Union VEBA Trust with certain rights to require that we register the resale of the shares of common stock issued to the Union VEBA Trust pursuant to our plan of reorganization unless such securities (1) are disposed of pursuant to an effective registration statement under the Securities Act of 1933, or the Securities Act, (2) are distributed to the public pursuant to Rule 144 under the Securities Act, (3) may be freely sold publicly without either registration under the Securities Act or compliance with any restrictions under Rule 144 under the Securities Act, (4) have been transferred to any person, or (5) have ceased to be outstanding. Prior to the occurrence of any such event, such securities (together with any shares of common stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such securities) are referred to below as registrable securities.
     Pursuant to the Registration Rights Agreement, the Union VEBA Trust may (and, if so directed by its independent fiduciary, will) request that we prepare and file with the SEC a shelf registration statement covering the resale of all registrable securities held by the Union VEBA Trust on a continuous basis under and in accordance with Rule 415 under the Securities Act. The Registration Rights Agreement provides that, following receipt of such a request, we will prepare and file the shelf registration statement covering all registrable securities held by the Union VEBA Trust and will use commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as soon as practicable after such filing. On February 1, 2010, the Union VEBA Trust delivered a written request for the filing of such a shelf registration statement under the Registration Rights Agreement. The registration statement containing this prospectus was filed in connection with such request of the Union VEBA Trust under the Registration Rights Agreement.
     Subject to provisions for reimbursement in limited circumstances, we bear all of our out-of-pocket expenses and legal fees of the Union VEBA Trust up to $50,000 in connection with any registration under the Registration Rights Agreement. All underwriting fees, discounts, selling commissions and stock transfer taxes applicable to the sale of registrable securities are borne by the Union VEBA Trust.
     The Registration Rights Agreement also provides that we will file all required SEC reports, and cooperate with the Union VEBA Trust, to the extent required to permit the Union VEBA Trust to sell, subject to the terms of the Stock Transfer Restriction Agreement, its registrable securities under Rule 144 under the Securities Act without registration.
Annual Variable Cash Contribution to Union VEBA
     We make annual variable cash contributions to the Union VEBA Trust pursuant to agreements reached during our chapter 11 bankruptcy. Under these agreements, the aggregate amount to be contributed to the Union VEBA Trust is 8.5% of the first $20 million of annual cash flow (as defined; but generally, earnings before interest, taxes and depreciation and amortization less cash payments for, among other things, interest, income taxes and capital expenditures), plus 17% of annual cash flow, as defined, in excess of $20 million. Our obligation to make the annual variable cash contribution to the Union VEBA Trust, which was initially set to expire on December 31, 2012, has been extended to September 30, 2017 in connection with the renegotiation and entry into a labor agreement with the USW. The aggregate annual payment to the Union VEBA Trust may not exceed $17 million and is also limited (with no carryover to future years) to the extent that the payment would cause our liquidity to be less than $50 million. The amount of the variable cash contribution is determined on an annual basis and payable within 120 days following the end of fiscal year, or within 15 days following the date on which we file our Annual Report on Form 10-K with the SEC (or, if no such report is required to be filed, within 15 days of the delivery of the independent auditor’s opinion of our annual financial statements), whichever is earlier. In March 2008, 2009 and 2010, we made cash contributions of $7.9 million, $4.2 million and $2.4 million, respectively, to the Union VEBA Trust. In addition, we are obligated to pay one-half of the administrative expenses of the Union VEBA Trust, up to $250,000

(with such cap effective beginning 2008), in each calendar year. During 2007, 2008 and 2009, we paid $541,000, $250,000 and $250,000, respectively, in administrative expenses of the Union VEBA Trust.
PLAN OF DISTRIBUTION
     The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling stockholder. The selling stockholder may offer and sell the shares of our common stock covered by this prospectus from time to time on any stock exchange on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. Subject to the terms of the Stock Transfer Restriction Agreement, the selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale, and we cannot predict whether the selling stockholder will sell all or any portion of the shares offered hereby. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.
     The selling stockholder may offer and sell the shares of common stock covered by this prospectus by one or more of the following methods, including, without limitation:
•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	“at the market” transactions to or through market makers or into an existing market for our common stock;

•	in privately negotiated transactions;

•	short sales;

•	in options, swaps or other derivative transactions that may or may not be listed on an exchange;

•	one or more underwritten offerings on a firm commitment or best efforts basis; or

•	any combination of the above.
     The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers or dealers may act as principals, or as agents of the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of the shares of our common stock at a stipulated price per share. If a broker-dealer is unable to sell shares of our common stock acting as agent for the selling stockholder, it may purchase as principal any unsold shares of our common stock at the stipulated price. Broker-dealers who acquire shares of our common stock as principals may thereafter resell the shares of our common stock from time to time in transactions in any stock exchange on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
     To the extent required under the Securities Act, the aggregate amount of the shares of our common stock being offered by the selling stockholder and the terms of the offering, the names of any underwriters, brokers, dealers or agents and any applicable commission with respect to a particular offering will be set forth in any accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholder and/or purchasers of the selling stockholder’s shares, for whom they may act, which compensation as to a particular broker-dealer might be in excess of customary commissions.

     Any underwriters, brokers, dealers, agents or selling stockholders that participate in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares of our common stock sold by them may be deemed to be underwriting discounts and commissions.
     The selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the shares of common stock by those broker-dealers. The selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares of our common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.
     The selling stockholder and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling stockholder and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the securities.
     The selling stockholder may also sell the shares in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.
     We will make copies of this prospectus available to the selling stockholder and any of its successors in interest for purposes of satisfying the prospectus delivery requirements of the Securities Act, if applicable.
     In order to comply with the securities laws of some states, if applicable, the shares of our common stock offered by this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
CERTAIN LEGAL MATTERS
     Certain legal matters, including the validity of the common stock offered pursuant to this prospectus, have been passed upon for us by Jones Day.
EXPERTS
     The consolidated financial statements of the Company and its subsidiaries incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report (1) expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards Board (FASB) Staff Position Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transaction are Participating Securities (FASB Accounting Standards Codification Topic 260) using a retrospective application method, and the realignment by the Company of its reporting segments during the fiscal year ended December 31, 2009, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), which is incorporated herein by reference. Such financial statements have been incorporated by reference into this prospectus in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

3,708,922 shares
Common Stock

PROSPECTUS
July 9, 2010